

September 9, 2015

Mail Stop 4561

Paul A. Rooke
Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

>   **Re: Lexmark International, Inc.**
>   **Form 10-K for Fiscal Period Ended December 31, 2014**
>   **Form 10-Q for Quarterly Period Ended June 30, 2015**
>   **File No. 001-14050**

Dear Mr. Rooke:

We have reviewed your July 31, 2015 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Form 10-Q for Quarterly Period Ended June 30, 2015

Financial Statements

Note 3. Business Combinations, page 10

1. Please tell us the following related to the Kofax acquisition and intangible assets valuations:

   - The methodologies and approaches used to value the developed technology, customer relationships, trade names and other intangible assets, as well as the specific assumptions used. Also, please tell us the discount rates used in the

> valuation of the intangible assets compared with the implied rate of return on the transaction.

- Given Kofax's historical presence in the market and perceived brand recognition of its products, please explain why there was not more value ascribed to trade names.

- For developed technology and customer relationships, explain if market participant revenue and cost synergies were included as appropriate.

2. You disclose that the reasons for the acquisition of Kofax Limited were to strengthen your offerings and strengthen the Company's portfolio of capture solutions in the market. Accordingly the goodwill resulting from the Kofax acquisition was assigned to your Enterprise Software segment and represents future revenue and profit growth. Please tell us the specific synergies or other qualitative factors the Goodwill represents and how you expect to realize future economic benefits from this acquisition

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services